

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 10, 2016

Arraya Wilaiphan
Chief Executive Officer
messageBgone, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7739

> **Re: messageBgone, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-208024**

Dear Mr. Wilaiphan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis or Plan of Operation, page 28

1.   Please provide a discussion of your Plan of Operations and Liquidity and Capital Resources for the interim period ended November 30, 2015. Refer to Item 303(b) of Regulation S-K.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andrew Befumo, Esq.
        Befumo & Schaeffer PLLC